Exhibit 3.2

                           Chapman and Cutler
                         111 West Monroe Street
                        Chicago, Illinois  60603


                             March 13, 1997



Van Kampen American Capital Distributors, Inc.
One Parkview Plaza
Oakbrook Terrace, Illinois  60181

The Bank of New York
101 Barclay Street
New York, New York 10286


     Re: Insured Municipals Income Trust, 213th Insured Multi-Series

Gentlemen:

     We have acted as counsel for Van Kampen American Capital Distributors, Inc., Depositor of Insured Municipals Income Trust, 213th Insured Multi-Series (the "Fund"), in connection with the issuance of Units of fractional undivided interest in the several trusts of said Fund (the "Trusts") under a Trust Agreement dated March 13, 1997 (the "Indenture") between Van Kampen American Capital Distributors, Inc., as Depositor, American Portfolio Evaluation Services, a division of Van Kampen American Capital Investment Advisory Corp., as Evaluator, and The Bank of New York, as Trustee.

     In this connection, we have examined the Registration Statement, the form of Prospectus proposed to be filed with the Securities and Exchange Commission, the Indenture and such other instruments and documents as we have deemed pertinent. For purposes of the following opinions, it is assumed that each asset of the Trusts is debt the interest on which is excluded from gross income for federal income tax purposes.

       Based upon the foregoing and upon an investigation of such matters of law as we consider to be applicable, we are of the opinion that, under existing Federal income tax law:

          (i) Each Trust is not an association taxable as a corporation but will be governed by the provisions of subchapter J (relating to trusts) of Chapter 1, Internal Revenue Code of 1986 (the "Code").

         (ii) Each Unitholder will be considered as owning a pro rata share of each asset of the respective Trust in the proportion that the number of Units of such Trust held by him bears to the total number of Units outstanding of such Trust. Under subpart E, subchapter J of chapter 1 of the Code, income of each Trust will be treated as income of each Unitholder of the respective Trust in the proportion described, and an item of Trust income will have the same character in the hands of a Unitholder as it would have in the hands of the Trustee. Accordingly, to the extent that the income of a Trust consists of interest and original issue discount excludable from gross income under Section 103 of the Code, such income will be excludable from Federal gross income of the Unitholders, except in the case of a Unitholder who is a substantial user (or a person related to such user) of a facility financed through issuance of any industrial development bonds or certain private activity bonds held by the respective Trust. In the case of such Unitholder (and no other) interest received with respect to his Units attributable to such industrial development bonds or such private activity bonds is includable in his gross income. In the case of certain corporations, interest on the Bonds is included in computing the alternative minimum tax pursuant to Section 56(c) of the Code, the environmental tax (the "Superfund Tax") imposed by Section 59A of the Code, and the branch profits tax imposed by Section 884 of the Code with respect to U.S. branches of foreign corporations. Under current Code provisions, the Superfund Tax does not apply to tax years beginning on or after January 1, 1996. Legislative proposals have been made that would extend the Superfund Tax.

        (iii) Gain or loss will be recognized to a Unitholder upon redemption or sale of his Units. Such gain or loss is measured by comparing the proceeds of such redemption or sale with the adjusted basis of the Units represented by his Certificate. If a Bond is acquired with accrued interest, that portion of the price paid for the accrued interest is added to the tax basis of the Bond. When this accrued interest is received, it is treated as a return of capital and reduces the tax basis of the Bond. If a Bond is purchased for a premium, the amount of the premium is added to the tax basis of the Bond. Bond premium is amortized over the remaining term of the Bond, and the tax basis of the Bond is reduced each tax year by the amount of the premium amortized in that tax year. Accordingly, Unitholders must reduce the tax basis of their Units for their share of accrued interest received by the respective Trust, if any, on Bonds delivered after the Unitholders pay for their Units to the extent that such interest accrued on such Bonds before the date the Trust acquired ownership of the Bonds (and the amount of this reduction may exceed the amount of accrued interest paid to the seller) and, consequently, such Unitholders may have an increase in taxable gain or reduction in capital loss upon the disposition of such Units. In addition, such basis will be increased by the Unitholder's aliquot share of the accrued original issue discount (and market discount, if the Unitholder elects to include market discount in income as it accrues) with respect to each Bond held by the Trust with respect to which there was original issue discount at the time the Bond was issued (or which was purchased with market discount) and reduced by the annual amortization of bond premium, if any, on Bonds held by the Trust.

        (iv) If the Trustee disposes of a Trust asset (whether by sale, payment on maturity, redemption or otherwise) gain or loss is recognized to the Unitholder and the amount thereof is measured by comparing the Unitholder's aliquot share of the total proceeds from the transaction with his basis for his fractional interest in the asset disposed of. Such basis is ascertained by apportioning the tax basis for his Units among each of the Trust assets (as of the date on which his Units were acquired) ratably according to their values as of the valuation date nearest the date on which he purchased such Units. A Unitholder's basis in his Units and of his fractional interest in each Trust asset must be reduced by the amount of his aliquot share of accrued interest received by the Trust, if any, on Bonds delivered after the Unitholders pay for their Units to the extent that such interest accrued on the Bonds before the date the Trust acquired ownership of the Bonds (and the amount of this reduction may exceed the amount of accrued interest paid to the seller), must be reduced by the annual amortization of bond premium, if any, on Bonds held by the Trust and must be increased by the Unitholder's share of the accrued original issue discount (and market discount, if the Unitholder elects to include market discount in income as it accrues) with respect to each Bond which, at the time the Bond was issued, had original issue discount (or which was purchased with market discount).

          (v) In the case of any Bond held by the Trust where the "stated redemption price at maturity" exceeds the "issue price", such excess shall be original issue discount. With respect to each Unitholder, upon the purchase of his Units subsequent to the original issuance of Bonds held by the Trust, Section 1272(a)(7) of the Code provides for a reduction in the accrued "daily portion" of such original issue discount upon the purchase of a Bond subsequent to the Bond's original issue, under certain circumstances. In the case of any Bond held by the Trust the interest on which is excludable from gross income under Section 103 of the Code, any original issue discount which accrues with respect thereto will be treated as interest which is excludable from gross income under
     Section 103 of the Code.

         (vi) We have examined the Municipal Bond Unit Investment Trust Insurance Policies, if any, issued to certain of the Trusts on the Date of Deposit by AMBAC Indemnity Corporation, Financial Guaranty Insurance Corporation or a combination thereof. Each such policy, or a combination of such policies, insures all bonds held by the Trustee for that particular Trust (other than bonds described in paragraph (vii)) against default in the prompt payment of principal and interest. In our opinion, any amount paid under each said policy, or a combination of said policies, which represents maturing interest on defaulted obligations held by the Trustee will be excludable from Federal gross income if, and to the same extent as, such interest would have been so excludable if paid in normal course by the issuer of the defaulted obligations provided that, at the time such policies are purchased, the amounts paid for such policies are reasonable, customary and consistent with the reasonable expectation that the issuer of the bonds, rather than the insurer, will pay debt service on the bonds. Paragraph (ii) of this opinion is accordingly applicable to insurance proceeds representing maturing interest.

        (vii) Certain Bonds in the portfolios of certain of the Trusts have been insured by the issuers thereof against default in the prompt payment of principal and interest (the "Insured Bonds"). Insurance has been obtained for such Bonds, or, in the case of a commitment, the Bonds will be ultimately insured under the terms of such an insurance policy, which are designated as issuer insured
     Bonds on the portfolio pages of the respective Trusts in the Prospectus for the Fund, by the issuer of such Bonds. Insurance on Insured Bonds is effective so long as such Bonds remain outstanding. For each of these Insured Bonds, we have been advised that the aggregate principal amount of such Insured Bonds listed on the portfolio page for the respective Trust was acquired by the applicable Trust and are part of the series of such Insured Bonds listed in the aggregate principal amount. Based upon the assumption that the Insured Bonds acquired by the applicable Trust are part of the series covered by an insurance policy or, in the case of a commitment, will be ultimately insured under the terms of such an insurance policy, it is our opinion that any amounts received by the applicable Trust representing maturing interest on such Insured Bonds will be excludable from Federal gross income if, and to the same extent as, such interest would have been so excludable if paid in normal course by the issuer provided that, at the time such policies are purchased, the amounts paid for such policies are reasonable, customary and consistent with the reasonable expectation that the issuer of the Insured Bonds, rather than the insurer, will pay debt service on the Insured Bonds. Paragraph (ii) of this opinion is accordingly applicable to such payment.

     Sections 1288 and 1272 of the Code provide a complex set of rules governing the accrual of original issue discount. These rules provide that original issue discount accrues either on the basis of a constant compound interest rate or ratably over the term of the Bond, depending on the date the Bond was issued. In addition, special rules apply if the purchase price of a Bond exceeds the original issue price plus the amount of original issue discount which would have previously accrued based upon its issue price (its "adjusted issue price"). The application of these rules will also vary depending on the value of the Bonds on the date a Unitholder acquires his Units, and the price the Unitholder pays for his Units.

     Because the Trusts do not include any "private activity" bonds within the meaning of Section 141 of the Code issued on or after August 8, 1986, none of the Trust Funds' interest income shall be treated as an item of tax preference when computing the alternative minimum tax. In the case of corporations, for taxable years beginning after December 31, 1986, the alternative minimum tax and the Superfund Tax depend upon the corporation's alternative minimum taxable income ("AMTI") which is the corporation's taxable income with certain adjustments.

     Pursuant to Section 56(c) of the Code, one of the adjustment items used in computing AMTI and the Superfund Tax of a corporation (other than an S Corporation, Regulated Investment Company, Real Estate Investment
Trust  or  REMIC) for taxable years beginning after 1989,  is  an  amount equal to 75% of the excess of such corporation's "adjusted current earnings" over an amount equal to its AMTI (before such adjustment item and the alternative tax net operating loss deduction). "Adjusted current earnings" includes all tax-exempt interest, including interest on all
Bonds in the Trust, and tax-exempt original issue discount. Under current Code provisions, the Superfund Tax does not apply to tax years beginning on or after January 1, 1996. Legislative proposals have been made that would extend the Superfund Tax.

     Effective for tax returns filed after December 31, 1987, all taxpayers are required to disclose to the Internal Revenue Service the amount of tax-exempt interest earned during the year.

     Section 265 of the Code provides for a reduction in each taxable year of 100 percent of the otherwise deductible interest on indebtedness incurred or continued by financial institutions, to which either
Section 585 or Section 593 of the Code applies, to purchase or carry obligations acquired after August 7, 1986, the interest on which is exempt from Federal income taxes for such taxable year. Under rules prescribed by Section 265, the amount of interest otherwise deductible by such financial institutions in any taxable year which is deemed to be attributable to tax-exempt obligations acquired after August 7, 1986, will generally be the amount that bears the same ratio to the interest deduction otherwise allowable (determined without regard to Section 265) to the taxpayer for the taxable year as the taxpayer's average adjusted basis (within the meaning of Section 1016) of tax-exempt obligations acquired after August 7, 1986, bears to such average adjusted basis for all assets of the taxpayer. The U.S. Treasury Department has proposed extending the financial institution rules to all corporations.

     We also call attention to the fact that, under Section 265 of the Code, interest on indebtedness incurred or continued to purchase or carry Units is not deductible for Federal income tax purposes. Under rules used by the Internal Revenue Service for determining when borrowed funds are considered used for the purpose of purchasing or carrying particular assets, the purchase of Units may be considered to have been made with borrowed funds even though the borrowed funds are not directly traceable to the purchase of Units. However, these rules generally do not apply to interest paid on indebtedness incurred for expenditures of a personal nature such as a mortgage incurred to purchase or improve a personal residence.

     "The Revenue Reconciliation Act of 1993" (the "Tax Act") subjects tax-exempt bonds to the market discount rules of the Code effective for bonds purchased after April 30, 1993. In general, market discount is the amount (if any) by which the stated redemption price at maturity exceeds an investor's purchase price (except to the extent that such difference, if any, is attributable to original issue discount not yet accrued) subject to a statutory de minimis rule. Market discount can arise based on the price a Trust pays for Bonds or the price a Unitholder pays for his or her Units. Under the Tax Act, accretion of market discount is taxable as ordinary income; under prior law, the accretion had been treated as capital gain. Market discount that accretes while a Trust holds a Bond would be recognized as ordinary income by the Unitholders when principal payments are received on the Bond, upon sale or at redemption (including early redemption), or upon the sale or redemption of his or her Units, unless a Unitholder elects to include market discount in taxable income as it accrues.

     We have examined certain laws of the State of Pennsylvania (the "State") to determine their applicability to the Pennsylvania IM-IT Trust (the "Pennsvylania Trust") and to the holders of Units in the Trust who are residents of the State of Pennsylvania (the "Unitholders"). The assets of the Trust will consist of interest-bearing obligations issued by or on behalf of the State, any public authority, commission, board or other agency created by the State or a political subdivision of the State, or political subdivisions thereof (the "Bonds"). Distributions of income with respect to the Bonds received by the Trust will be made monthly.

     Although we express no opinion with respect thereto, in rendering the opinion expressed herein, we have assumed that: (i) the Bonds were validly issued by the State or its municipalities, as the case may be,
(ii) the interest thereon is excludable from gross income for federal income tax purposes, (iii) the interest thereon is exempt from
Pennsylvania State and local taxes and (iv) the Bonds are exempt from county personal property taxes. This opinion does not address the taxation of persons other than full-time residents of Pennsylvania.

     Based on the foregoing, and review and consideration of existing State laws as of this date, it is our opinion, and we herewith advise you, as follows:

          (1) The Trust will have no tax liability for purposes of the personal income tax (the "Personal Income Tax"), the corporate income tax (the "Corporate Income Tax") and the capital stock-franchise tax (the '"Franchise Tax"), all of which are imposed under the Pennsylvania Tax Reform Code of 1971, or the Philadelphia School District Investment Net Income Tax (the "Philadelphia School Tax") imposed under Section 19-1804 of the Philadelphia Code of Ordinances.

          (2) Interest on the Bonds, net of Trust expenses, which is exempt from the Personal Income Tax when received by the Trust and which would be exempt from such tax if received directly by a Unitholder, will retain its status as exempt from such tax when received by the Trust and distributed to such Unitholder. Interest on the Bonds which is exempt from the Corporate Income Tax and the Philadelphia School Tax when received by the Trust and which would be exempt from such taxes if received directly by a Unitholder, will retain its status as exempt from such taxes when received by the Trust and distributed to such Unitholder.

         (3) Distributions from the Trust attributable to capital gains recognized by the Trust upon its disposition of a Bond issued on or after February 1, 1994, will be taxable for purposes of the Personal Income Tax and the Corporate Income Tax. No opinion is expressed with respect to the taxation of distributions from the Trust attributable to capital gains recognized by the Trust upon its disposition of a Bond issued before February 1, 1994.

         (4) Distributions from the Trust attributable to capital gains recognized by the Trust upon its disposition of a Bond will be exempt from the Philadelphia School Tax if the Bond was held by the Trust for a period of more than six months and the Unitholder held his Unit for more than six months before the disposition of the Bond. If, however, the Bond was held by the Trust or the Unit was held by the Unitholder for a period of less than six months, then distributions from the Trust attributable to capital gains recognized by the Trust upon its disposition of a Bond issued on or after February 1, 1994 will be taxable for purposes of the Philadelphia School Tax; no opinion is expressed with respect to the taxation of any such gains attributable to Bonds issued before February 1, 1994.

          (5) Insurance proceeds paid under policies which represent maturing interest on defaulted obligations will be exempt from the Corporate Income Tax to the same extent as such amounts are excluded from gross income for federal income tax purposes. No opinion is expressed with respect to whether such insurance proceeds are exempt from the Personal Income Tax or the Philadelphia School Tax.

          (6) Each Unitholder will recognize gain for purposes of the Corporate Income Tax if the Unitholder redeems or sells Units of the Trust to the extent that such a transaction results in a recognized gain to such Unitholder for federal income tax purposes and such gain is attributable to Bonds issued on or after February 1, 1994. No opinion is expressed with respect to the taxation of gains realized by a Unitholder on the sale or redemption of a Unit to the extent such gain is attributable to Bonds issued prior to February 1, 1994.

          (7) A Unitholder's gain on the sale or redemption of a Unit will be subject to the Personal Income Tax, except that no opinion is expressed with respect to the taxation of any such gain to the extent it is attributable to Bonds issued prior to February 1, 1994.

          (8) A Unitholder's gain upon a redemption or sale of Units will be exempt from the Philadelphia School Tax if the Unitholder held his Unit for more than six months and the gain is attributable to Bonds held by the Trust for a period of more than six months. If, however, the Unit was held by the Unitholder for less than six months or the gain is attributable to Bonds held by the Trust for a period of less than six months, then the gains will be subject to the Philadelphia School Tax; except that no opinion is expressed with respect to the taxation of any such gains attributable to Bonds issued before February 1, 1994.

         (9) The Bonds will not be subject to taxation under the County Personal Property Tax Act of June 17, 1913 (the "Personal Property Tax"). Personal property taxes in Pennsylvania are imposed and administered locally, and thus no assurance can be given as to whether Units will be subject to the Personal Property Tax in a particular jurisdiction. However, in our opinion, Units should not be subject to the Personal Property Tax.

     Unitholders should be aware that, generally, interest on indebtedness incurred or continued to purchase or carry Units is not deductible for purposes of the Personal Income Tax, the Corporate Income Tax or the Philadelphia School Tax.

     We have not examined any of the Bonds to be deposited and held in the Trust or the proceedings for the issuance thereof or the opinions of bond counsel with respect thereto, and therefore express no opinion as to the exemption from federal or state income taxation of interest on the Bonds if interest thereon had been received directly by a Unitholder.

     Chapman and Cutler has expressed no opinion with respect to taxation under any other provision of Pennsylvania law. Ownership of the Units may result in collateral Pennsylvania tax consequences to certain taxpayers. Prospective investors should consult their tax advisors as to the applicability of any such collateral consequences.

     We have also examined the income tax law of the State of Tennessee to determine its applicability to the Tennessee IM-IT Trust (the "Trust") being created as part of the Fund and to the holders of Units in the Tennessee Trust who are residents of the State of Tennessee ("Unitholders").

     The assets of the Trust will consist of bonds of the State of Tennessee, or any agency of the State of Tennessee, bonds of any county or agency of any county of Tennessee, bonds of any incorporated town or city or agency of any incorporated town or city and bonds of housing authorities of Tennessee, provided such bonds are issued for any public purpose ("Tennessee Bonds") or by the Commonwealth of Puerto Rico (the "Puerto Rico Bonds") (collectively, the "Bonds").

     Although we express no opinion with respect to the issuance of the Bonds, in rendering our opinion expressed herein, we have assumed that:
(i) the Bonds were validly issued, (ii) the interest thereon is excludible from gross income for federal income tax purposes and (iii) interest on the Bonds, if received directly by a Unitholder, would be exempt from the Hall Income Tax (the "Hall Income Tax") imposed by
Section 67-2-102 of the Tennessee Code (hereinafter "Section" refers to sections of the Tennessee Code). This opinion does not address the taxation of persons other than full time residents of Tennessee.

     On May 8, 1992, legislation (the "Legislation") was enacted in Tennessee which, in part, clarified that with respect to distributions made by a unit investment trust after December 31, 1991, that a proportionate share of such distributions that relate to interest income paid with respect to Tennessee Bonds from a unit investment trust characterized as a grantor trust for federal income tax purposes will retain its status as tax-exempt for purposes of the Hall Income Tax when distributed to Unitholders. The Legislation also provides an exemption for distributions made by a unit investment trust that are attributable to "bonds or securities of the United States government or any agency or instrumentality thereof" ("U.S. Government, Agency or Instrumentality Bonds"). Unlike prior law, it is important to note that the exemption described above would not apply with respect to a proportionate share of the distributions of income by a unit investment trust, to the extent that less than all of the bonds held by the unit investment trust constitute Tennessee Bonds or U.S. Government, Agency or Instrumentality Bonds.

     Further, because the Legislation only appears to provide an exemption for distributions that relate to interest income, distributions by the Trust that relate to capital gains realized from the sale or redemption of Tennessee Bonds or U.S. Government, Agency or Instrumentality Bonds are likely to be treated as taxable dividends for purposes of the Hall Income Tax. However, capital gains realized directly by a Unitholder when the Unitholder sells or redeems his Unit will not be subject to the Hall Income Tax.

     Because the Legislation only provides an exemption for distributions attributable to interest on Tennessee Bonds or U.S. Government, Agency or Instrumentality Bonds, it must be determined whether bonds issued by the Government of Puerto Rico qualify as U.S. Government, Agency or Instrumentality Bonds. For Hall Income Tax purposes, there is currently no published administrative interpretation or opinion of the Attorney General of Tennessee dealing with the status of distributions made by unit investment trusts such as the Tennessee Trust that are attributable to interest paid on bonds issued by the Government of Puerto Rico. However, in a letter dated August 14, 1992 (the "Commissioner's Letter"), the Commissioner of the State of Tennessee Department of Revenue advised that Puerto Rico would be an "instrumentality" of the U.S. Government and treated bonds issued by the Government of Puerto Rico as U.S. Government, Agency or Instrumentality Bonds. Based on this conclusion, the Commissioner advised that distributions from a mutual fund attributable to investments in Puerto Rico Bonds are exempt from the Hall Income Tax. Both the Sponsor and Chapman and Cutler, for purposes of its opinion (as set forth below), have assumed, based on the Commissioner's Letter, that bonds issued by the Government of Puerto Rico are U.S. Government, Agency or Instrumentality Bonds. However, it should be noted that the position of the Commissioner is not binding, and is subject to change, even on a retroactive basis.

     The Sponsor cannot predict whether new legislation will be enacted into law affecting the tax status of Tennessee Trusts. The occurrence of such an event could cause distributions of interest income from the trust to be subject to the Hall Income Tax.

     Based on the foregoing, and based on review and consideration of existing laws of the State of Tennessee as of this date, it is our opinion, and we herewith advise you, as follows:

           1. For purposes of the Hall Income Tax, the Tennessee Excise Tax imposed by Section 67-4-806 (the "State Corporate Income Tax"), and the Tennessee Franchise Tax imposed by Section 67-4-903, the Trust will not be subject to such taxes.

           2. For Hall Income Tax purposes, a proportionate share of such distributions from the Trust to Unitholders, to the extent attributable to interest on the Tennessee Bonds (based on the relative proportion of interest received or accrued attributable to Tennessee Bonds) will be exempt from the Hall Income Tax when distributed to such Unitholders. Based on the Commissioner's Letter, distributions from the Trust to Unitholders, to the extent attributable to interest on the Puerto Rico Bonds (based on the relative proportion of interest received or accrued attributable to the Puerto Rico Bonds) will be exempt from the Hall Income Tax when distributed to such Unitholders. To the extent the assets of the Trust consist of assets other than the Bonds, a proportionate share of distributions from the Tennessee Trust attributable to the income secured by such assets would not, under current law, be exempt from the Hall Income Tax when distributed to Unitholders.

           3. For State Corporate Income Tax purposes, Tennessee law does not provide an exemption for interest on Tennessee Bonds and requires that all interest excludible from Federal gross income must be included in calculating "net earnings" subject to the State Corporate Income Tax. We express no opinion herein regarding whether such tax would be imposed on the earnings or distributions of the Tennessee Trust (including interest on the Bonds or gain realized upon the disposition of the Bonds by the Trust) attributable to Unitholders subject to the State Corporate Income Tax. However, based upon prior written advice from the Tennessee Department of Revenue, earnings and distributions from the Trust (including interest on the Tennessee Bonds or gain realized upon the disposition of the Tennessee Bonds by the Trust) attributable to the Unitholders should be exempt from the State Corporate Income Tax. The position of the Tennessee Department of Revenue is not binding, and is subject to change, even on a retroactive basis.

           4. Each Unitholder will realize taxable gain or loss for State Corporate Income Tax purposes when the Unitholder redeems or sells his Units at a price that differs from original cost as adjusted for accretion of any discount or amortization of any premium and other basis adjustments, including any basis reduction that may be required to reflect a Untiholder's share of interest, if any, accruing on the Bonds during the interval between the Untiholder's settlement date and the date such Bonds are delivered to the Tennessee Trust, if later. Tax basis reduction requirements relating to amortization of bond premium may, under some circumstances, result in Unitholders realizing taxable gain when the Units are sold or redeemed for an amount equal to or less than their original cost.

           5.    For  purposes of the Tennessee Property Tax  imposed  by
     Section 67-5-102, the Tennessee Trust will be exempt from taxation with respect to the Bonds it holds. As for the taxation of the Units held by the Unitholders, although intangible personal property is not presently subject to Tennessee taxation, no opinion is expressed with regard to potential property taxation of the Unitholders with respect to the Units because the determination of whether property is exempt from such tax is made on a county by county basis.

           6. The Bonds and the Units held by the Unitholders will not be subject to Tennessee sales and use taxes.

     We have not examined any of the Bonds to be deposited and held in the Tennessee Trust or the proceedings for the issuance thereof or the opinions of bond counsel with respect thereto, and therefore express no opinion as to the exemption from State income taxes of interest on the Bonds if received directly by a Unitholder.

     We express no opinion regarding whether insurance proceeds paid in lieu of interest on the Bonds are exempt from the Hall Income Tax.

                                      Very truly yours,


                                      Chapman and Cutler
MJK/cjw